Exhibit 4.6

Description of Provident Financial Services, Inc.’s Securities

General

        Provident Financial Services, Inc. is authorized to issue 200,000,000 shares of common stock having a par value of $0.01 per share and 50,000,000 shares of serial preferred stock having a par value of $0.01 per share. Each share of the common stock will have the same relative rights as, and will be identical in all respects with, each other share of the common stock, except as noted otherwise in this prospectus. Upon payment of the purchase price for the common stock, all such stock will be duly authorized, fully paid, validly issued, and non-assessable.

        The common stock of Provident Financial Services, Inc. will represent nonwithdrawable capital, will not be an account of an insurable type, and will not be insured by the FDIC.

Common Stock
        Dividends. The holders of common stock will be entitled to receive and share equally in such dividends as may be declared by the Board of Directors of Provident Financial Services, Inc. out of funds legally available therefore. If Provident Financial Services, Inc. issues preferred stock, the holders thereof may have a priority over the holders of the common stock with respect to dividends.

        Voting Rights. The holders of the common stock will possess exclusive voting power in Provident Financial Services, Inc. Each stockholder will be entitled to one vote for each share held on all matters voted upon by stockholders, except as discussed in “Limitation of Voting Rights,” below. There will be no right to cumulate votes in the election of directors. If Provident Financial Services, Inc. issues preferred stock, holders of the preferred stock may also possess voting rights.

        Pre-Emptive Rights, Redemption. Holders of the common stock will not be entitled to preemptive rights with respect to any shares which may be issued. The common stock will not be subject to call for redemption, and, upon receipt by Provident Financial Services, Inc. of the full purchase price therefor, each share of the common stock will be fully paid and nonassessable.

        Liquidation or Dissolution. In the unlikely event of the liquidation or dissolution of Provident Financial Services, Inc., the holders of the common stock will be entitled to receive, after payment or provision for payment of all debts and liabilities of Provident Financial Services, Inc. (including all deposits in The Provident Bank and accrued interest thereon) and after distribution of the liquidation account established for the benefit of eligible account holders who continue their deposit accounts at The Provident Bank, all assets of Provident Financial Services, Inc. available for distribution, in cash or in kind. If preferred stock is issued, the holders thereof may have a priority over the holders of common stock in the event of liquidation or dissolution.

        Preferred Stock. None of the 50,000,000 authorized shares of preferred stock of Provident Financial Services, Inc. are issued and outstanding.
        Provident Financial Services, Inc.’s Board of Directors is authorized, without stockholder approval, to issue serial preferred stock and to fix and state voting powers, designations, preferences or other special rights of such shares. If and when issued, the serial preferred stock may rank senior to the common stock as to dividend rights, liquidation preferences, or both, and may have full, limited or no voting rights. Accordingly, the issuance of preferred stock could adversely affect the voting and other rights of holders of common stock.

Provident Financial Services, Inc.’s Certificate of Incorporation and Bylaws
        Anti-Takeover Article and Bylaw Provisions. Provident Financial Services, Inc.’s certificate of incorporation and bylaws contain a number of provisions, relating to corporate governance and rights of stockholders, that might discourage future takeover attempts. As a result, stockholders who might desire to participate in such transactions may not have an opportunity to do so. In addition, these provisions will also render the removal of the Board of Directors or management of Provident Financial Services, Inc. more difficult.

        Directors. The Board of Directors will be divided into three classes. The members of each class will be elected for a term of three years and only one class of directors will be elected annually. Thus, it would take at least two annual elections to replace a majority of Provident Financial Services, Inc.’s board. Further, the bylaws impose notice and information requirements in connection with the nomination by stockholders of candidates for election to the Board of Directors or the proposal by stockholders of business to be acted upon at an annual meeting of stockholders.

        Restrictions on Call of Special Meetings. The certificate of incorporation and bylaws provide that special meetings of stockholders can be called only by the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directorships. Stockholders are not authorized to call a special meeting of stockholders.

        Prohibition of Cumulative Voting. The certificate of incorporation prohibits cumulative voting for the election of Directors.

        Limitation of Voting Rights. The certificate of incorporation provides that (i) no person shall directly or indirectly offer to acquire or acquire the beneficial ownership of more than 10% of any class of equity security of Provident Financial Services, Inc.; and (ii) shares beneficially owned in violation of the stock ownership restriction described above shall not be entitled to vote and shall not be voted by any person or counted as voting stock in connection with any matter submitted to a vote of stockholders. For these purposes, a person (including management) who has obtained the right to vote shares of the common stock pursuant to revocable proxies shall not be deemed to be the “beneficial owner” of those shares if that person is not otherwise deemed to be a beneficial owner of those shares.

        Authorized but Unissued Shares of Capital Stock. Provident Financial Services, Inc. has authorized but unissued shares of common and preferred stock. The Board of Directors could use these shares of common and preferred stock to render more difficult or to discourage an attempt to obtain control of Provident Financial Services, Inc. by means of a merger, tender offer or proxy statement.

        Restrictions on Removing Directors from Office. The certificate of incorporation provides that directors may only be removed for cause, and only by the affirmative vote of the holders of at least 80% of the voting power of all of our then-outstanding stock entitled to vote (after giving effect to the limitation on voting rights discussed above in “Limitation on Voting Rights”).

        Amendments to Articles of Incorporation and Bylaws. Amendments to the certificate of incorporation must be approved by Provident Financial Services, Inc.’s Board of Directors and also by a majority of the outstanding shares of Provident Financial Services, Inc.’s voting stock; provided, however, that approval by at least 80% of the outstanding voting stock is generally required to amend the following provisions:

(i) The limitation on voting rights of persons who directly or indirectly offer to acquire or acquire the beneficial ownership of more than 10% of any class of equity security of Provident Financial Services, Inc.;

        (ii) The inability of stockholders to act by written consent;

        (iii)The inability of stockholders to call special meetings of stockholders;

        (iv) The division of the Board of Directors into three staggered classes;

        (v) The ability of the Board of Directors to fill vacancies on the board;

(vi) The inability to deviate from the manner prescribed in the Bylaws by which stockholders nominate directors and bring other business before meetings of stockholders;

(vii)The requirement that at least 80% of stockholders must vote to remove directors, and can only remove directors for cause;

        (viii) The ability of the Board of Directors to amend and repeal the bylaws; and

(ix) The ability of the Board of Directors to evaluate a variety of factors in evaluating offers to purchase or otherwise acquire Provident Financial Services, Inc.

        The bylaws may be amended by the affirmative vote of a majority of the directors of Provident Financial Services, Inc. or the affirmative vote of at least 80% of the total votes eligible to be voted at a duly constituted meeting of stockholders.

Delaware Corporate Law

        The State of Delaware has a statute designed to provide Delaware corporations with additional protection against hostile takeovers. The takeover statute, which is codified in Section 203 of the DGCL, is intended to discourage certain takeover practices by impeding the ability of a hostile acquiror to engage in certain transactions with the target company.

        In general, Section 203 provides that a “Person” who owns 15% or more of the outstanding voting stock of a Delaware corporation may not consummate a merger or other business combination transaction with such corporation at any time during the three-year period following the date such “Person” acquired 15% of the outstanding voting stock. The term “business combination” is defined broadly to cover a wide range of corporate transactions, including mergers, sales of assets, issuances of stock, transactions with subsidiaries and the receipt of disproportionate financial benefits.

        The statute exempts the following transactions from the requirements of Section 203:

(1) any business combination if, prior to the date a person acquired 15% of the voting stock, the Board of Directors approved either the business combination or the transaction which resulted in the stockholder acquiring 15%;

(2) any business combination involving a person who acquired at least 85% of the outstanding voting stock in the same transaction in which 15% was acquired (with the number of shares outstanding calculated without regard to those shares owned by the corporation’s directors who are also officers and by certain employee stock plans);

(3) any business combination that is approved by the Board of Directors and by a two-thirds vote of the outstanding voting stock not owned by the interested party; and

(4) certain business combinations that are proposed after the corporation had received other acquisition proposals and which are approved or not opposed by a majority of certain continuing members of the Board of Directors.

        A corporation may exempt itself from the requirement of the statute by adopting an amendment to its certificate of incorporation or bylaws electing not to be governed by Section 203 of the DGCL. At the present time, the Board of Directors does not intend to propose any such amendment.

Change in Control Law and Regulations
        Federal Change in Bank Control Act. Federal law provides that no person, acting directly or indirectly or through or in concert with one or more other persons, may acquire control of a bank holding company unless the Federal Reserve Board has been given 60 days prior written notice. For this purpose, the term “control” means the acquisition of the ownership, control or holding of the power to vote 25% or more of any class of a bank holding company’s voting stock, and the term “person” includes an individual, corporation, partnership, and various other entities. In addition, an acquiring person is presumed to acquire control if the person acquires the ownership, control or holding of the power to vote of 10% or more of any class of the holding company’s voting stock if (a) the bank holding company’s shares are registered pursuant to Section 12 of the Exchange Act or (b) no other person will own, control or hold the power to vote a greater percentage of that class of voting securities. Accordingly, the prior approval of the Federal Reserve Board would be required before any person could acquire 10% or more of the common stock of Provident Financial Services, Inc.

        The Federal Reserve Board may prohibit an acquisition of control if:

•it would result in a monopoly or substantially lessen competition;

•the financial condition of the acquiring person might jeopardize the financial stability of the institution; or

•the competence, experience or integrity of the acquiring person indicates that it would not be in the interest of the depositors or of the public to permit the acquisition of control by such person.

        Federal Bank Holding Company Act. Federal law provides that no company may acquire control of a bank directly or indirectly without the prior approval of the Federal Reserve Board. Any company that acquires control of a bank becomes a “bank holding company” subject to registration, examination and regulation by the Federal Reserve Board. Pursuant to federal regulations, the term “company” is defined to include banks, corporations, partnerships, associations, and certain trusts and other entities, and “control” of a bank is deemed to exist if a company has voting control, directly or indirectly of at least 25% of any class of a bank’s voting stock, and may be found to exist if a company controls in any manner the election of a majority of the directors of the bank or has the power to exercise a controlling influence over the management or policies of the bank. In addition, a bank holding company must obtain Federal Reserve Board approval prior to acquiring voting control of more than 5% of any class of voting stock of a bank or another bank holding company.

        An acquisition of control of a bank that requires the prior approval of the Federal Reserve Board under the BHCA is not subject to the notice requirements of the Change in Bank Control Act. Accordingly, the prior approval of the Federal Reserve Board under the BHCA would be required (a) before any bank holding company could acquire 5% or more of the common stock of Provident Financial Services, Inc. and (b) before any other company could acquire 25% or more of the common stock of Provident Financial Services, Inc.

        New Jersey Restrictions. The New Jersey Banking Act requires prior approval of the Commissioner before any person may acquire a New Jersey bank holding company, such as Provident Financial Services, Inc. except as otherwise expressly permitted by federal law. For this purpose, the term “person” is defined broadly to mean a natural person or a corporation, company, partnership, or other forms of organized entities. The term “acquire” is defined differently for an existing bank holding company and for other companies or persons. A bank holding company will be treated as “acquiring” a New Jersey bank holding company if the bank holding company acquires more than 5% of any class of the voting shares of the bank holding company. Any other person will be treated as “acquiring” a New Jersey bank holding company if it acquires ownership or control of more than 25% of any class of the voting shares of the bank holding company.